UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                         Manhattan Pharmaceuticals, Inc.
                         -------------------------------

                      Common Stock, no par value per share
                      ------------------------------------
                         (Title of Class of Securities)

                                   563118207
                                  ------------
                                  CUSIP Number

                                December 31, 2003
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 5 Pages

                                  SCHEDULE 13G

CUSIP No.  563118207                                                 Page 2 of 5


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JAY LOBELL

2        Check the Appropriate Box If a Member of a Group *

                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
  Number of                                        4,096,135
   Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
   Person                                          4,096,135
   With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,096,135

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares *

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    15.15%

12       Type of Reporting Person *

                                    IN

* see instructions before filling out

CUSIP No.  563118207                                                 Page 3 of 5


Item 1(a)         Name of Issuer:

                  Manhattan Pharmaceuticals, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                       787 7th Avenue, 48th Floor
                       New York, NY 10019

Item 2(a)         Name of Person Filing:

                  Jay Lobell (the "Reporting Person").

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  365 West End Ave. NY, NY 10024

Item 2(c)         Citizenship:
                  Mr. Lobell is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock (the "Shares").

Item 2(e)         CUSIP Number:

                  563118207

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  Each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                  Mr. Lobell may be deemed the beneficial owner of 4,096,135 Shares. Beneficial ownership consists of voting and dispositive power over (i) 3,133,912 Shares owned by the Rosenwald 2000 Family Trust, for which Mr. Lobell serves as the trustee, which consists of 2,913,057 Shares and 24,294 shares of preferred stock that are convertible into 220,855 Shares; (ii) 294,316 Shares owned by the Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust for which Mr. Lobell is investment manager; (iii) 277,071 shares owned by the Lindsay A. Rosenwald Alaska Irrevocable Indenture of Trust of which Mr. Lobell serves as trustee; (iv) 277,071 shares owned by the Lindsay A. Rosenwald Rhode Island Irrevocable Indenture of Trust for which Mr. Lobell serves as investment manager; and (V) 25,419 Shares and Preferred Stock convertible into 88,345 Shares owned by Mr. Lobell directly.

CUSIP No.  563118207                                                 Page 4 of 5


Item 4(b)         Percent of Class:

                  Please see Item 11 of each cover page.

Item 4(c)         Number of shares as to which such person has:

         (i)       Sole power to vote or           Please see Item 5 of each
                   direct the vote:                cover page

         (ii)      Shared power to vote or         Please see Item 6 of each
                   to direct the vote              cover page

         (iii)     Sole power to dispose or to     Please see Item 7 of each
                   direct the disposition of       cover page

         (iv)      Shared power to dispose or      Please see Item 8 of each
                   to direct the disposition of    cover page


Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  See Item 4 Above

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10. Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct, as of this February 2, 2004.

                                                 JAY LOBELL


                                                 By /s/ Jay Lobell
                                                    --------------------------